Exhibit 99.1

Fuling Global Inc. Reports Third Quarter 2017 Financial Results

Both Revenues and Sales Volume Hit Record High, Following Growth of 23.3% and 19.2%, Respectively

ALLENTOWN, PA., Nov. 14, 2017 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the three and nine months ended September 30, 2017.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, “We are very pleased to report strong results for the third quarter with both revenues and sale volume reached record high on the back of continuing demand momentum for our products. Total revenues increased by 23.3% to $34.4 million, thanks to a 19.2% increase sales volume as well as a moderate increase in blended average selling price (“ASP”) of 3.5%. However, our margins and profitability decreased as the increase in cost of goods sold outpaced the increase in revenues due to increase in material costs which were not able to fully pass over to customers.”

Ms. Guilan Jiang, Chairwoman of Fuling Global, added, “Despite uncertainty on market factors, particularly material costs and pricing environment for our products, we are optimistic in our near-term outlook as our order book remains strong and our manufacturing capacity keeps expanding with the recent launch of the new factory in China. We look forward to better day ahead as we continue our steady growth path.”

Third Quarter 2017 Highlights

	For the Three Months Ended September 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$34.4	$27.9	23.3%
Gross profit	$7.4	$6.9	7.0%
Gross margin	21.5%	24.8%	-3.3 percentage points
Operating income	$2.5	$2.4	2.5%
Operating margin	7.2%	8.6%	-1.5 percentage points
Net income attributable to Fuling Global	$2.0	$2.1	-3.2%
Diluted earnings per share	$0.13	$0.13	-3.3%

●	Revenues increased by 23.3% to $34.4 million for the third quarter 2017 from $27.9 million for the same period of last year, as a result of the combined effect of increases in both sales volume and blended ASP.

●	Total sales volume increased by 19.2% to 13,649 tons for the third quarter 2017 from 11,454 tons for the same period of last year. The increase in sales volume was across all product categories. Blended ASP also increased by 3.5% to $2.52 per kilogram for the third quarter 2017 from $2.44 per kilogram for the same period of last year.

●	Gross profit increased by 7.0% to $7.4 million for the third quarter 2017 from $6.9 million for the same period of last year. Gross margin decreased by 3.3 percentage points to 21.5% for the third quarter 2017 from 24.8% for the same period of last year. The decrease in gross margin was primarily due to increase in the price of raw material, particularly Polypropylene.

●	Net income attributable to Fuling Global was $2.0 million, or $0.13 per basic and diluted share, for the third quarter 2017, compared to $2.1 million, or $0.13 per basic and diluted share for the same period of last year. The decrease in net income attributable to Fuling Global was mainly due to the increase in total operating and interest expenses that more than offset the increase in gross profit.

Third Quarter 2017 Financial Results

Revenues

For the third quarter 2017, total revenues increased by $6.5 million, or 23.3%, to a record level of $34.4 million from $27.9 million for the same period of last year. The increase in total revenues was a combined result of increases in both sales volume and blended ASP.

Overall sales volume increased by 2,196 tons, or 19.2%, to 13,649 tons for the third quarter 2017 from 11,454 tons for the same period of last year. The increase in overall sales volume was across all product categories. Blended ASP increased by $0.08 per kilogram, or 3.5%, to $2.52 per kilogram for the third quarter 2017 from $2.44 per kilogram for the same period of last year.

The increase in revenues was across all major product categories. Revenues from cutlery increased by $1.4 million, or 9.1%, to $17.2 million for the third quarter 2017 from $15.8 million for the same period of last year. Revenues from straws sales increased by $2.4 million, or 81.0%, to $5.4 million for the third quarter 2017 from $3.0 million for the same period of last year. Revenues from cups and plates sales increased by $2.0 million, or 28.2%, to $8.9 million for the third quarter 2017 from $6.9 million for the same period of last year. Revenues from other products sales increased by $0.7 million, or 32.1%, to $2.9 million for the third quarter 2017 from $2.2 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 50.1%, 15.7%, 25.9%, and 8.3% of total revenues for the third quarter 2017, compared to 56.6%, 10.7%, 24.9%, and 7.8% for the same period of last year, respectively.

	For the Three Months Ended September 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$17,228	50.1%	$15,793	56.6%	$1,436	9.1%
Straws	5,394	15.7%	2,980	10.7%	2,414	81.0%
Cups and plates	8,905	25.9%	6,946	24.9%	1,959	28.2%
Others	2,881	8.3%	2,181	7.8%	699	32.1%
Total	$34,408	100.0%	$27,901	100.0%	$6,508	23.3%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $6.7 million, or 28.4%, to $30.3 million for the third quarter 2017 from $23.6 million for the same period of last year. Sales in Canada also increased by $0.2 million, or 23.0%, to $0.8 million for the third quarter 2017 from $0.7 million for the same period of last year. Sales in China, our second largest market, were the strongest and increased by $0.7 million, or 41.6%, to $2.5 million for the third quarter 2017 from $1.8 million for the same period of last year. Sales in Europe and other regions were $0.5 million and $0.3 million, respectively, for the third quarter 2017, compared to $1.1 million and $0.8 million, respectively, for the same period of last year.

2

	For the Three Months Ended September 30,
	2017		2016		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
U.S.	$30,271	88.0%	$23,567	84.5%	$6,704	28.4%
Europe	494	1.4%	1,078	3.9%	(584)	-54.2%
China	2,548	7.4%	1,800	6.5%	748	41.6%
Canada	815	2.4%	663	2.4%	152	23.0%
Others	280	0.8%	793	2.7%	(513)	-64.6%
Total	$34,408	100.0%	$27,901	100.0%	$6,508	23.3%

Gross profit

Total cost of goods sold increased by $6.0 million, or 28.7%, to $27.0 million for the third quarter 2017 from $21.0 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw materials, particularly Polypropylene. Gross profit increased by $0.5 million, or 7.0%, to $7.4 million for the third quarter 2017 from $6.9 million for the same period of last year. Gross margin was 21.5% for the third quarter 2017, compared to 24.8% for the same period of last year. The decline in gross margin percentage was primarily due to increase in raw material cost partially offset by increase in ASP. It usually takes one to two quarters to successfully implement price increases to customers after increase in material prices.

Operating income

Selling expenses increased by $0.4 million, or 25.5%, to $2.2 million for the third quarter 2017 from $1.7 million for the same period of last year. As a percentage of sales, selling expenses were 6.3% in the third quarter 2017, compared to 6.2% in the same period of last year. General and administrative expenses decreased by $0.3 million, or 12.0%, to $1.9 million for the third quarter 2017 from $2.1 million for the same period of last year. As a percentage of sales, general and administrative expenses were 5.5% in the third quarter 2017, compared to 7.7% in the same period of last year. Research and development expenses increased by $0.2 million, or 37.3%, to $0.9 million for the third quarter 2017 from $0.6 million for the same period of last year. We expect R&D expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

As a result, total operating expenses increased by $0.4 million, or 9.4%, to $4.9 million for the third quarter 2017 from $4.5 million for the same period of last year.

Operating income increased by $0.1 million, or 2.5%, to $2.5 million for the third quarter 2017 from $2.4 million for the same period of last year. Operating margin was 7.2% for the third quarter 2017, compared to 8.6% for the same period of last year. The decrease in operating margin was due to decrease in gross margin and partially offset by decrease in operating expenses as a percentage of sales.

Income before income taxes

Total net other expense, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.3 million for the third quarter 2017, compared to $0.1 million for the same period of last year.

Income before income taxes decreased by $0.1 million, or 4.8%, to $2.2 million for the third quarter 2017 from $2.3 million for the same period of last year. The decrease was primarily due to higher interest expense due to increase in borrowings.

3

Provision for income taxes was $0.2 million for the third quarter 2017, compared to $0.3 million for the same period of last year.

Net income

Net income was essentially unchanged at $2.0 million for the third quarter 2017. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $0.1 million, or 3.2%, to $2.0 million for the third quarter 2017 from $2.1 million for the same period of last year.

Basic and diluted earnings per share were $0.13 for the third quarter 2017, unchanged from the same period of last year.

Nine Months Ended September 30, 2017 Financial Results

	For the Nine Months Ended September 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$91.3	$73.1	24.9%
Gross profit	$18.8	$19.5	-3.5%
Gross margin	20.6%	26.6%	-6.1 percentage points
Operating income	$5.9	$7.2	-18.4%
Operating margin	6.5%	9.9%	-3.4 percentage points
Net income attributable to Fuling Global	$4.9	$7.5	-34.6%
Diluted earnings per share	$0.31	$0.48	-34.7%

Revenues

For the nine months ended September 30, 2017, total revenues increased by $18.2 million, or 24.9%, to $91.3 million from $73.1 million for the same period of last year. The increase in total revenues was a combined result of increases in both sales volume and blended ASP.

Overall sales volume increased by 5,791 tons, or 19.4%, to 35,583 tons for the nine months ended September 30, 2017 from 29,792 tons for the same period of last year. The increase in overall sales volume was across the board, particularly related to cups and plates as well as straws. Blended ASP increased by $0.11 per kilogram, or 4.6%, to $2.57 per kilogram for the nine months ended September 30, 2017 from $2.45 per kilogram for the same period of last year. The increase in blended ASP was mainly related to straws and other products and partially offset by decrease in ASP for cups and plates.

The increase in revenues was across all product categories. Revenues from cutlery sales increased by $2.4 million, or 5.7%, to $44.6 million for the nine months ended September 30, 2017 from $42.2 million for the same period of last year. Revenues from straws sales increased by $7.0 million, or 92.7%, to $14.5 million for the nine months ended September 30, 2017 from $7.5 million for the same period of last year. Revenues from cups and plates sales increased by $6.3 million, or 34.7%, to $24.6 million for the nine months ended September 30, 2017 from $18.3 million for the same period of last year. Revenues from other products sales increased by $2.5 million, or 49.4%, to $7.7 million for the nine months ended September 30, 2017 from $5.1 million for the same period of last year. Cutlery, straws, cups and plates, and other products accounted for 48.8%, 15.8%, 27.0%, and 8.4% of total revenues for the nine months ended September 30, 2017, compared to 57.7%, 10.3%, 25.0%, and 7.0% for the same period of last year, respectively.

4

	For the Nine Months Ended September 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$44,569	48.8%	$42,184	57.7%	$2,385	5.7%
Straws	14,459	15.8%	7,503	10.3%	6,956	92.7%
Cups and plates	24,607	27.0%	18,261	25.0%	6,345	34.7%
Others	7,659	8.4%	5,125	7.0%	2,534	49.4%
Total	$91,293	100.0%	$73,073	100.0%	$18,220	24.9%

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $14.3 million, or 21.8%, to $79.9 million for the nine months ended September 30, 2017 from $65.6 million for the same period of last year. Sales in Europe were essentially unchanged at $2.5 million for the nine months ended September 30, 2017. Sales in China, our second largest market, were the strongest and increased by $3.5 million, or 137.4%, to $6.1 million for the nine months ended September 30, 2017 from $2.6 million for the same period of last year. Sales in Canada increased by $0.3 million, or 22.3%, to $1.4 million for the nine months ended September 30, 2017 from $1.2 million for the same period of last year.

	For the Nine Months Ended September 30,
	2017		2016		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$79,897	87.5%	$65,571	89.7%	$14,326	21.8%
Europe	2,540	2.8%	2,528	3.5%	12	0.5%
China	6,119	6.7%	2,578	3.5%	3,541	137.4%
Canada	1,414	1.5%	1,156	1.6%	258	22.3%
Others	1,323	1.5%	1,240	1.7%	83	6.7%
Total	$91,293	100.0%	$73,073	100.0%	$18,220	24.9%

Gross profit

Total cost of goods sold increased by $18.9 million, or 35.3%, to $72.5 million for the nine months ended September 30, 2017 from $53.6 million for the same period of last year. The increase was mainly due to increased sale volume as well as higher unit price of raw material, particularly Polypropylene. Gross profit decreased by $0.7 million, or 3.5%, to $18.8 million for the nine months ended September 30, 2017 from $19.5 million for the same period of last year. Gross margin was 20.6% the nine months ended September 30, 2017, compared to 26.6% for the same period of last year.

Operating income

Selling expenses increased by $0.5 million, or 10.0%, to $5.3 million for the nine months ended September 30, 2017 from $4.8 million for the same period of last year. As a percentage of sales, selling expenses were 5.8% in the nine months ended September 30, 2017, compared to 6.6% in the same period of last year. General and administrative expenses decreased by $0.1 million, or 2.2%, to $5.6 million for the nine months ended September 30, 2017 from $5.7 million for the same period of last year. As a percentage of sales, general and administrative expenses were 6.1% in the nine months ended September 30, 2017, compared to 7.8% in the same period of last year. Research and development expenses increased by $0.3 million, or 16.6%, to $2.0 million for the nine months ended September 30, 2017 from $1.7 million for the same period of last year. As a percentage of sales, research and development expenses were 2.2% in the nine months ended September 30, 2017, compared to 2.4% in the same period of last year. We expect research and development expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop biodegradable materials and reduce reliance on fossil-based raw materials.

5

As a result, total operating expenses increased by $0.6 million, or 5.3%, to $12.9 million for the nine months ended September 30, 2017 from $12.2 million for the same period of last year.

Operating income decreased by $1.3 million, or 18.4%, to $5.9 million for the nine months ended September 30, 2017 from $7.2 million for the same period of last year. Operating margin was 6.5% for nine months ended September 30, 2017, compared to 9.9% for the same period of last year. The decrease in operating margin was due to decrease in gross margin.

Income before income taxes

Total net other expense, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $0.1 million for the nine months ended September 30, 2017, compared other income of $1.6 million for the same period of last year. The difference was mainly due to decrease in subsidiary income to $0.8 million for the nine months ended September 30, 2017 from $2.1 million for the same period of last year.

Income before income taxes decreased by $3.0 million, or 34.2%, to $5.8 million for the nine months ended September 30, 2017 from $8.8 million for the same period of last year. The decrease was a result of decrease in gross profit and subsidy income as well as increase in total operating expenses this year.

Provision for income taxes was $0.9 million for the nine months ended September 30, 2017, compared to $1.2 million for the same period of last year.

Net income

Net income decreased by $2.6 million, or 34.8%, to $4.9 million for the nine months ended September 30, 2017 from $7.6 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $2.6 million, or 34.6%, to $4.9 million for the nine months ended September 30, 2017 from $7.5 million for the same period of last year.

Basic and diluted earnings per share were $0.31 for the nine months ended September 30, 2017, compared to $0.48 for the same period of last year. The decrease in earnings per share was mainly due to decrease in net income as a result of lower gross profit and subsidy income as well as higher total operating expenses in 2017.

Financial Condition

As of September 30, 2017, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $3.0 million, $4.8 million, and $1.6 million, respectively, compared to $4.0 million, $2.3 million, and $1.5 million, respectively, at the end of 2016. Short-term borrowing and bank notes payable were $22.6 million and $4.1 million, respectively, as of September 30, 2017, compared to $17.8 million and $2.6 million, respectively, at the end of 2016. Long-term borrowing was $1.4 million as of September 30, 2017, compared to $0.8 million at the end of 2016.

Net cash provided by operating activities was $1.7 million for the nine months ended September 30, 2017, compared to $1.5 million for the same period of last year. Net cash used in investing activities was $7.4 million for the nine months ended September 30, 2017, compared to $16.1 million for the same period of last year. Net cash provided by financing activities was $4.6 million for the nine months ended September 30, 2017, compared to $1.5 million for the same period of last year.

6

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

7

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2017	2016
	(UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents	$3,031,345	$4,009,784
Restricted cash	4,788,234	2,333,607
Certificates of deposit	1,606,173	1,539,082
Accounts receivable, net	22,000,043	20,915,134
Advances to supplier, net	503,879	639,947
Inventories, net	19,212,413	16,731,704
Prepaid expenses and other current assets	2,848,560	1,660,978
Total Current Assets	53,990,647	47,830,236

Property, plant and equipment, net	42,249,435	33,802,047
Intangible assets, net	9,708,978	9,447,486
Prepayments for construction and equipment purchases	1,189,555	2,192,236
Security deposits for sale leaseback	1,286,897	723,206
Other assets	431,712	269,329
Total Assets	$108,857,224	$94,264,540

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$22,618,369	$17,790,962
Bank notes payable	4,077,723	2,556,768
Advances from customers	536,007	604,873
Accounts payable	16,583,949	16,333,445
Accrued and other liabilities	2,396,586	2,195,853
Other payable - sale leaseback	2,962,330	1,931,076
Taxes payable	438,181	164,571
Deferred gains	109,047	650,343
Due to Related party	-	53,082
Total Current Liabilities	49,722,192	42,280,973

Long term payable - sale leaseback	1,814,853	1,675,314
Long term borrowings	1,404,504	836,471
Total Liabilities	52,941,549	44,792,758

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,756,500 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	15,757	15,757
Additional paid in capital	29,881,000	29,845,442
Statutory reserve	4,486,754	4,017,957
Retained earnings	21,409,370	16,976,133
Accumulated other comprehensive loss	(39,542)	(1,520,750)
Total Fuling Global Inc.'s equity	55,753,339	49,334,539

Noncontrolling interest	162,336	137,243
Total Shareholders' Equity	55,915,675	49,471,782

Total Liabilities and Shareholders' Equity	$108,857,224	$94,264,540

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

8

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016

Revenues	$34,408,431	27,900,613	$91,293,178	73,072,804
Cost of goods sold	26,999,672	20,976,558	72,512,383	53,611,804
Gross Profit	7,408,759	6,924,055	18,780,795	19,461,000

Operating Expenses
Selling expenses	2,169,817	1,728,965	5,295,948	4,812,765
General and administrative expenses	1,886,853	2,143,300	5,567,356	5,692,015
Research and development expenses	882,340	642,606	2,025,041	1,736,919
Total operating expenses	4,939,010	4,514,871	12,888,345	12,241,699

Income from Operations	2,469,749	2,409,184	5,892,450	7,219,301

Other Income (Expense):
Interest income	10,977	7,507	23,716	25,086
Interest expense	(337,789)	(187,503)	(811,218)	(615,878)
Subsidy income	146,376	196,447	750,561	2,054,436
Foreign currency transaction gain (loss)	(129,368)	(287,642)	(242,311)	134,885
Other expense, net	39,202	171,055	172,229	(21,940)
Total other income (expense), net	(270,602)	(100,136)	(107,023)	1,576,589

Income Before Income Taxes	2,199,147	2,309,048	5,785,427	8,795,890

Provision for Income Taxes	215,500	308,594	858,300	1,237,137

Net Income	$1,983,647	2,000,454	$4,927,127	7,558,753

Less: net income (loss) attributable to noncontrolling interest	(21,025)	(70,153)	25,093	65,683

Net income attributable to Fuling Global Inc.	2,004,672	2,070,607	$4,902,034	7,493,070

Other Comprehensive Income
Foreign currency translation income (loss)	601,668	(271,722)	1,481,208	(853,214)
Comprehensive income attributable to Fuling Global Inc.	$2,606,340	1,798,885	$6,383,242	6,639,856

Earnings per share
Basic and diluted	$0.13	0.13	$0.31	0.48

Weighted average number of shares
Basic and diluted	15,756,500	15,732,795	15,756,500	15,732,795

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

9

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,927,127	$7,558,753
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	35,558	103,752
Deferred tax expense	-	(147,925)
Depreciation and amortization	2,832,006	2,025,892
Bad debt provisions	69,348	93,672
Unrealized losses (gains)	26,547	(8,367)
Inventory reserve	24,078	38,592
Gain on disposal of fixed assets	71,722	(12,811)
Changes in operating assets:
Accounts receivable	(734,682)	(2,390,053)
Advances to suppliers	156,801	(2,051,239)
Inventories	(2,149,672)	(2,755,941)
Other assets	(775,392)	(2,667,035)
Security deposit for sale leaseback	(520,007)	-
Changes in operating liabilities:
Accounts payable	(1,242,102)	1,633,617
Advance from customers	(89,373)	76,931
Deferred gains	(556,867)	-
Taxes payable	(522,747)	(345,894)
Accrued and other liabilities	141,384	329,547
Net cash provided by operating activities	1,693,729	1,481,491

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(845,452)	(3,115,263)
Additions to construction in progress	(5,931,263)	(6,113,768)
Cash receipts from disposal property and equipment	13,254	19,483
Cash decrease from certificates of deposit	256	3,039,711
Prepayments for construction and equipment purchase	(601,208)	(1,518,656)
Purchase of intangible assets	-	(8,378,405)
Net cash used in investing activities	(7,364,413)	(16,066,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	24,225,802	20,633,979
Repayments of short-term borrowings	(20,230,871)	(19,695,027)
Proceeds from long-term borrowings	568,033	843,715
Proceeds from bank notes payable	5,345,605	4,839,723
Repayments of bank notes payable	(3,968,412)	(4,449,644)
Repayment of third party borrowing	-	(182,365)
Repayments of loans from related parties	(54,151)	-
Proceeds from other payable - sales lease back	2,843,102	-
Repayments of other payable - sales lease back	(1,853,044)	-
Change of restricted cash	(2,301,947)	(515,902)
Net cash provided by financing activities	4,574,117	1,474,479

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	118,128	(208,575)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(978,439)	(13,319,503)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,009,784	15,573,554

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,031,345	$2,254,051

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$628,556	$579,693
Income tax paid	$1,116,023	$1,693,233
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$16,292,344	$876,753
Transfer from accounts payable to fixed assets	$865,130	$-
Transfer from advance payments to fixed assets	$507,736	$1,581,582

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

10